UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd
	By:	/s/ Tongzhuan Xi
	Name:	Tongzhuan Xi
	Title:	Chief Financial Officer

Date: May 29, 2025

Exhibit Index

Exhibit 99.1—Lufax Announces Extraordinary General Meeting on June 25, 2025

Exhibit 99.2—Proposed Change of Auditors; and Notice of Extraordinary General Meeting

Exhibit 99.3—Form of Proxy Card for Extraordinary General Meeting